[Letterhead of Wachtell, Lipton, Rosen & Katz]

DIRECT DIAL: (212) 403-1327

DIRECT FAX: (212) 403-2327

E-MAIL: DCKARP@WLRK.COM

September 14, 2005

VIA EDGAR AND HAND DELIVERY

Todd K. Schiffman, Esq.

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0005

Re:	NYSE Group, Inc.

Registration Statement on Form S-4

Filed on July 21, 2005

File Number 333-126780

Dear Mr. Schiffman:

On behalf of NYSE Group, Inc. (“NYSE Group”), set forth below are responses to the comments of the Staff of the Division of Corporate Finance and the Staff of the Division of Market Regulation of the Securities and Exchange Commission (the “SEC”) that appeared in your letter, dated August 19, 2005, with respect to the filing referenced above. We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, the New York Stock Exchange, Inc. (the “NYSE”), Archipelago Holdings, Inc. (“Archipelago”), Lazard Frères & Co. LLC (“Lazard”) and Greenhill & Co. LLC (“Greenhill”) regarding the Staff’s comments relating to the NYSE, Archipelago, Lazard and Greenhill, respectively. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Todd K. Schiffman, Esq.

September 14, 2005

With this letter, NYSE Group is filing Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-4 (the “Registration Statement”). We are providing supplementally to the Staff six copies of a version of Amendment No. 1 that has been marked by the financial printers to show the changes since the initial filing of the Registration Statement on July 21, 2005. All page references in the responses set forth below are to the pages of Amendment No. 1 that has been marked by the financial printers. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

General

1.	Please confirm that you have provided the Staff with all documents and/or projections prepared by Lazard Frères & Co. and Greenhill & Co. relating to the transaction that was made available to the boards and/or their representatives, including any drafts. We acknowledge receiving certain exhibits in connection with deliberations by the New York Stock Exchange, Inc. which you submitted with the registration statement. Please include all transcripts, summaries, handouts, board books and video presentation materials not already submitted, including those from Archipelago Holdings, Inc. We always may have more comments.

Response: We have been advised by Lazard and Greenhill that, in response to the Staff’s request, each of them is submitting to you, under separate cover and on a confidential basis, all documents (including any transcripts, summaries, handouts, board books and video presentation materials) prepared by each firm relating to the transaction that were made available to the board of directors of the NYSE or Archipelago, as applicable, and/or its representatives to the extent not already filed or furnished with the SEC or submitted to the Staff.

2.	We will process your amendments without a price range and other missing information (e.g., “Illustrative Examples of Proration and Allocation Procedure” on page 111). Since this missing information triggers a number of disclosure matters, please allow sufficient time to process the amendments when you include it. Please understand that its effect on disclosure throughout the document may cause us to raise issues in areas not previously commented on.

Response: The Staff’s comment is duly noted, and NYSE Group intends to respond to any additional comments of the Staff as soon as practicable.

3.	Please file your legal and tax opinions (or revenue ruling, if applicable) with your next amendment.

Response: In response to the Staff’s comment, the form of legal opinion and forms of tax opinions have been filed as Exhibits 5.1, 8.1 and 8.2, respectively. We supplementally advise the Staff that the signed and dated legal opinion and tax opinions will be filed

Todd K. Schiffman, Esq.

September 14, 2005

prior to NYSE Group’s request that the Staff declare the Registration Statement to be effective under the Securities Act.

4.	Please refer to the updating requirements of Rule 3-12 of Regulation S-X and revise accordingly.

Response: The Staff’s comment is duly noted, and the Registration Statement has been updated in compliance with Rule 3-12 of Regulation S-X.

5.	Please include updated consents from the independent accountants in the pre-effective amendment. Ensure that the consents properly reflect whether the report of the accountant is included in the document or incorporated by reference.

Response: In response to the Staff’s comment, the consents of the independent accountants set forth in Exhibits 23.1 and 23.2 have been updated, and each consent properly reflects whether the report of the accountant is included in the document or incorporated by reference.

6.	Please revise to provide management’s discussion and analysis of financial condition and results of operations for PCX Holdings, Inc.

Response: In response to the Staff’s comment, Archipelago supplementally advises the Staff that its acquisition of PCX Holdings, Inc. has not yet been consummated, and, therefore, the inclusion of management’s discussion and analysis of financial condition and results of operations (“MD&A”) for PCX Holdings in the Registration Statement is not required by the SEC’s rules or forms. In addition, upon completion of the acquisition of PCX Holdings, the NYSE and Archipelago believe that MD&A for PCX Holdings would not be material to investors and believe that it could possibly place unwarranted emphasis on PCX Holdings considering the relative consolidated assets and income of PCX Holdings post-closing as compared to the combined company. To the extent that financial information relating to the acquisition of PCX Holdings by Archipelago may be material to investors, such information will be incorporated by reference into the Registration Statement from Archipelago’s future filings with the SEC as required by the Exchange Act and described in further detail below.

The disclosure regarding Archipelago in the Registration Statement is being provided pursuant to Item 15 of Form S-4, “Information with Respect to S-3 Companies.” This Item requires the inclusion of information that would be required by Items 10 and 11 of Form S-4 if Archipelago stock were being registered. In connection with probable acquisitions, Item 10(b)(1) requires the inclusion or incorporation by reference of financial information required by Rule 3-05 (financial statements) and Article 11 (pro forma information) of Regulation S-X.

Todd K. Schiffman, Esq.

September 14, 2005

As described further in our responses to comments 7 and 62 below, the financial information relating to the acquisition of PCX Holdings required by Rule 3-05 (financial statements) and Article 11 (pro forma information) of Regulation S-X will be incorporated by reference into the Registration Statement from Item 9.01(a) of a Form 8-K to be filed by Archipelago as required by the Exchange Act following the consummation of Archipelago’s acquisition of PCX Holdings, which is expected to occur prior to the effective date of the Registration Statement. The instructions to Form S-4 do not require Archipelago to provide MD&A for PCX Holdings.

Furthermore, from a financial perspective, PCX Holdings’ income and assets are relatively insignificant when compared to those of Archipelago,1 and even more so when compared to those of Archipelago and the NYSE, on a combined basis. As a result, Archipelago and the NYSE do not believe that inclusion of MD&A for PCX Holdings would be material to NYSE members or Archipelago stockholders voting upon the proposed merger. In fact, the parties believe that its inclusion may place unwarranted emphasis upon the operations of PCX Holdings in relation to the combined company.

In order to illustrate the relative financial importance of PCX Holdings to the combined company, the following table sets forth certain financial measures for PCX Holdings as percentages of the comparable measures in the unaudited pro forma condensed combined financial data for NYSE Group (dollar figures in thousands):

[1]	While the proposed acquisition of PCX Holdings by Archipelago may technically qualify as a “significant” acquisition for the purposes of Rule 3-05 and Article 11 of Regulation S-X, it would do so only as a result of the fact that PCX Holdings currently holds 1,645,415 shares of Archipelago’s common stock as an asset. These shares, however, immediately will be returned to, and either canceled or held in treasury by, Archipelago upon consummation of the transaction and will no longer be an asset of PCX Holdings following an acquisition of PCX Holdings by Archipelago. In fact, the proposed acquisition (and its purchase price) actually consist of two components, the acquisition of the PCX Holdings business for $17 million and the repurchase of shares of Archipelago’s common stock held by PCX Holdings (determined based on the average closing price per share of Archipelago’s common stock for the ten trading days immediately preceding the date of the closing of the transaction). For a description of the acquisition, see Archipelago’s Current Reports on Form 8-K filed on July 22, 2005 and January 4, 2005 and their attachments. If the value of this stock were not included in PCX Holdings’ assets in light of its return to Archipelago upon consummation of the transaction, then the acquisition of PCX Holdings would not satisfy any of the significance tests in Rule 1-02(w) of Regulation S-X at the 20% level.

Todd K. Schiffman, Esq.

September 14, 2005

Financial Measure	NYSE Group Pro Forma Amount	PCX Amount		PCX as a Percentage of NYSE Group Pro Forma
Total revenues for fiscal 2004	$1,628,437	$69,775		4.3%
Income before income taxes for fiscal 2004	$113,715	$1,381		1.2%
Total assets as of March 31, 2005	$2,947,522	$101,020	[2]	3.4%

Finally, PCX Holdings is not currently a reporting company under the Exchange Act. Because Archipelago will be acquiring PCX Holdings for cash (rather than for Archipelago common stock), there will not be a registration statement filed in connection with the acquisition, nor is PCX Holdings required to prepare a proxy statement that is in compliance with Schedule 14A under the Exchange Act. As a result, PCX Holdings has not prepared, nor has it employed staff familiar with the SEC rules and regulations associated with preparing MD&A disclosure for PCX Holdings for purposes of making a public filing with the SEC. Preparing such MD&A would impose a significant burden and cost on PCX Holdings and its staff, and would divert its time and resources away from (and possibly delay its execution of) its preparations for its special meeting of shareholders, its obligations with regard to the closing of the proposed acquisition and its post-acquisition integration with Archipelago, all of which are subject to time deadlines. Furthermore, Archipelago does not currently own or control PCX Holdings, and neither the NYSE nor Archipelago has the right or ability to cause PCX Holdings to prepare an MD&A section for inclusion in this Registration Statement.

7.	Please revise to provide financial statements for PCX Holdings, Inc. in accordance with Rule 3-05 of Regulation S-X.

Response: Archipelago supplementally advises the Staff that its acquisition of PCX Holdings has not yet been consummated. Accordingly, the financial statements for PCX Holdings have not been included in the Registration Statement. Upon completion of the acquisition of PCX Holdings, Archipelago intends to file a Current Report on Form 8-K

[2]	This amount excludes $29,124,000 shown on the PCX Holdings balance sheet as “Investment in Archipelago common stock, available-for-sale.” As mentioned above, Archipelago supplementally advises the Staff that the Archipelago common stock held by PCX Holdings immediately will be returned to, and either canceled or held in treasury by, Archipelago upon consummation of the transaction and will no longer be an asset of PCX Holdings following the acquisition of PCX Holdings by Archipelago.

Todd K. Schiffman, Esq.

September 14, 2005

that includes the financial statements for PCX Holdings. The Registration Statement will incorporate the financial statements contained in the Current Report by reference, as permitted by Item 10(b) of Form S-4, or directly include these financial statements.

8.	Please revise throughout the document, as appropriate, to disclose and discuss material charges, recurring and non-recurring, expected to be incurred as a result of your acquisitions.

Response: Although, as of the date of this letter, the parties are engaged in continuing and high-level integration planning regarding the merger, such planning is preliminary, on-going and somewhat limited due to, among other factors, restrictions under the Hart-Scott-Rodino Act (the “HSR Act”) on interactions between competitors. In particular, Archipelago and the NYSE have not engaged in specific or meaningful joint discussions as to the level of material charges expected to be incurred as a result of the proposed mergers.

Certain Frequently Used Terms

9.	Please avoid reliance on defined terms, especially those that are commonly understood or can be easily explained in their context. Refer to question number 2 of Staff Legal Bulletin No. 7 and Rule 421(b).

Response: The Staff’s comment is duly noted and the “Certain Frequently Used Terms” section has been revised to remove terms that are commonly understood or can be easily explained in their context.

Summary, page 5

10.	Please revise to disclose whether or not you plan to repurchase any shares.

Response: Disclosure has been added on pages 16 and 113 to clarify that none of the NYSE, Archipelago or NYSE Group has any current plan or intention to repurchase any NYSE memberships, Archipelago common stock or NYSE Group common stock, respectively, other than Archipelago’s repurchase of Archipelago common stock held by PCX Holdings that will occur as a result of the consummation of Archipelago’s proposed acquisition of PCX Holdings.

Archipelago Holdings, Inc., page 5

11.	Please revise to disclose in the section on risk factors whether or not you foresee any regulatory conflict of interest in operating two exchanges (e.g., potentially controlling more trading opportunities, decreasing competition).

Todd K. Schiffman, Esq.

September 14, 2005

Response: In response to the Staff’s comment, additional language has been added to the risk factor beginning on page 36 to disclose the potential conflicts that arise when a for-profit entity (such as NYSE Group) controls two self-regulatory organizations.

The NYSE Special Meeting, page 5

12.	Please revise to define or describe terms that are generally only understood by industry experts such as “electronic access members” on page 5, “consolidated tape” on page 17, “Special Trust Fund” on page 122, “UTP” on page 138, “order flow” and “specialist guarantees” on page 140 and “intermarket sweep orders, single-priced opening, reopening or closing transactions, bench mark orders, upstairs stops” on page 224, or refer the investor to where in the registration statement the term is defined.

Response: In response to the Staff’s comment, the disclosure on pages 6, 19, 135, 151, 153 and 245 have been revised to either define or eliminate terms that may only be understood by industry experts.

Permitted Dividends, page 7

13.	Tell us on what basis you will determine whether Archipelago or NYSE pays the permitted dividend.

Response: NYSE and Archipelago supplementally advise the Staff that the party that is entitled to pay the permitted dividend will be the party with cash in excess of the 70:30 ratio once the minimum cash condition of the merger is satisfied. Disclosure to this effect has been added on pages 9 and 135.

Material U.S. Federal Income Tax Consequences, page 11

14.	Please revise to disclose whether or not, or to what extent, the merger transaction will be tax-free to NYSE or Archipelago. Since you assess that the merger will constitute a reorganization within the meaning of section 368(a) of the Internal Revenue Code, state whether the NYSE will have to recognize a gain or loss on the purchase of Archipelago.

Response: The disclosure on page 13 has been revised in response to the Staff’s comment.

Certain Differences in the Rights Before and After the Mergers, page 14

15.

Given the importance of the change in rights to an investor, please revise this section to include the principal material changes in the rights of the members and shareholders resulting from the change in governing documents. For example, to

Todd K. Schiffman, Esq.

September 14, 2005

amend the certificate of incorporation or to remove a director, 80% of the shareholders must vote in favor of such action.

Response: In response to the Staff’s comment, a summary of the principal material changes in the rights of the NYSE members and Archipelago stockholders resulting from the change in governing documents has been added beginning on page 15.

Selected Historical Financial Data of Archipelago, page 16

16.	Footnote 6 on page 17 states that Archipelago pays fees for some orders on its systems but does not pay fees for orders posted on NYSE-listed securities. Please disclose whether this arrangement will change after the merger.

Response: Although, as of the date of this letter, the parties are engaged in continuing and high-level integration planning regarding the merger, such planning is preliminary, on-going and somewhat limited due to, among other factors, restrictions under the HSR Act on interactions between competitors. In particular, Archipelago and the NYSE have not engaged in specific or meaningful joint discussions as to whether or to what extent Archipelago will pay fees for orders posted on NYSE-listed securities. Disclosure has been added on page 152 reflecting the foregoing.

Risk Factors, page 21

17.	We note that the Lazard Frères fairness opinion is based on the April 20, 2005 version of the merger agreement, and it appears that the Greenhill fairness opinion is based on the same version (although this is not specified). You state that there is no duty to update and that the fairness opinions were based on pre-amendment disclosure. The agreement, however, has been amended since. Please revise to disclose as part of your discussion on risk factors or elsewhere what effect the amendment has on the valuations or consideration regarding the merger and any other impact from the amendment.

Todd K. Schiffman, Esq.

September 14, 2005

Response: In response to the Staff’s comment, disclosure has been added on pages 78 and 90 to reiterate that the Lazard fairness opinion and the Greenhill fairness opinion are dated as of April 20, 2005, and that, since this date, the merger agreement has been amended. The new disclosure also explains that the NYSE and Archipelago do not believe that such amendments affected the fairness of the merger consideration to be received by the NYSE members and Archipelago stockholders because the amendments do not change the amount of cash or number of shares of NYSE Group common stock that the NYSE members or Archipelago stockholders are entitled to receive. Accordingly, neither the NYSE nor Archipelago requested Lazard or Greenhill to (and Lazard and Greenhill did not) update, revise or reaffirm their opinions as of any date subsequent to April 20, 2005. The new disclosure also reiterates that neither the Lazard fairness opinion nor the Greenhill fairness opinion addresses these amendments.

18.	We note that the NYSE’s current chief executive officer was a former senior partner at Goldman Sachs, which owns 15.5% of Archipelago (page 92), has 21 seats on the NYSE, received $7 million in advisory fees and provided Greenhill Capital with information for the merger. We also note on page 51 that NYSE and Archipelago waived any conflicts that could be posed by Goldman Sachs’ role as facilitator. Please revise to include a risk factor that, despite such a waiver, conflicts of interest persist with respect to Goldman Sachs’ role in the merger which can impair its judgment and independence. Please also include the principal conflicts that arise in “The Mergers—Certain Relationships and Related-Party Transactions—Relationships with Goldman Sachs” beginning on page 92.

Response: In response to the Staff’s comment, a risk factor has been added on page 26 describing these relationships and noting these potential conflicts.

19.	Greenhill and Lazard Frères (four listings) are both listed on the NYSE and pay listing fees. We note your disclosure in the fourth paragraph on page 53 regarding other firms’ past representation of the NYSE and your disclosure in the first paragraph on page 54. This disclosure, however, does not remove conflicts of interest (Lazard also has a seat on the NYSE and owns Archipelago securities). Please revise to include these and other conflicts of Greenhill, Lazard or other entities (e.g., NYSE Regulation will report to the for-profit entity (page 174), NYSE Group), despite your efforts to mitigate them, as a risk factor given that the underlying conflicts persist.

Response: In response to the Staff’s comment, a risk factor has been added on page 26 describing these relationships and noting these potential conflicts.

20.	Please revise to include as part of your disclosure for risk factors that either party could have to pay a termination fee up to $40 million as mentioned on page 56.

Todd K. Schiffman, Esq.

September 14, 2005

Response: The risk factor on page 25 has been revised to reflect the Staff’s comment.

Certain directors and executive officers of the NYSE and Archipelago may…, page 23

21.	Please revise to quantify briefly the interests or include the compensation of the top officers of NYSE and Archipelago to provide context for the interests that they may have in the success of the merger.

Response: In response to the Staff’s comments, disclosure has been added on page 25 to reflect the Staff’s comment.

Any conflicts of interest between NYSE Group and NYSE Regulation may…, page 31

22.	Please revise to expand your discussion of conflicts of interest between the self-regulatory responsibilities imposed by the securities laws (e.g., low cost trading) and the profit-oriented goals of the NYSE Group (e.g., maximizing shareholder return). We note that some NYSE Group directors will sit on the board of NYSE Regulation resulting in potential conflicts of interest.

Response: In response to the Staff’s comment, the discussion of conflicts of interest in the risk factor beginning on page 36 has been expanded.

NYSE Group may be at greater risk from terrorism than other companies, page 36

23.	Please revise to expand on issues related to the NYSE’s vulnerability to terrorist attacks. Please disclose what type of contingency plans you have in place to mitigate your exposure.

Response: The risk factor beginning on page 41 has been revised to expand the discussion related to the NYSE’s vulnerability to terrorist attacks and to discuss the possibility that security measures and contingency plans may not work. Disclosure has been added on page 171 to discuss some of the material security measures and contingency plans of the NYSE.

The Mergers – Background of the Mergers, page 49

24.	Please revise to disclose what role Goldman Sachs played in structuring and determining the terms of the transaction.

Response: The NYSE and Archipelago supplementally inform the Staff that, as disclosed on page 58, Goldman Sachs did not act as financial advisor to either party, did not negotiate on behalf of either party and did not provide any opinions to either party as to the fairness of the consideration to be received in connection with a potential transaction between the parties. Disclosure was added on page 58 to clarify that, in addition to

Todd K. Schiffman, Esq.

September 14, 2005

assisting the NYSE and Archipelago in developing a joint preliminary analysis of the pro forma financial profile of an entity that would result from the potential combination of the NYSE and Archipelago, Goldman Sachs held due diligence meetings to enable each company to learn more about the other company, helped perform discounted cash flow analysis of profit, revenue and cost projections developed by each company and facilitated discussions between the parties.

25.	Please revise to include a more complete discussion on page 52 concerning how the exchange ratio was negotiated and decided.

Response: In response to the Staff’s comment, the disclosure on page 59 has been revised to set forth the range of potential exchange ratios that the parties discussed prior to agreeing on the final exchange ratio.

The NYSE’s Reasons for the Mergers; Recommendation of the Mergers…, page 58

26.	Please revise to quantify the reasons supporting the merger in each bullet-point on page 59. For example, you mention on page 60 that “the merger would provide for significant opportunities for cost saving by eliminating duplicative activities and realizing synergies between the business of Archipelago and the NYSE, while at the same time realizing significant revenue growth opportunities, thereby driving meaningful and long-term stockholder value.” Please provide dollar values where applicable in each bullet-point. Include similar disclosure for the section “Archipelago’s Reasons for the Mergers; Recommendation of the Mergers by the Archipelago Board of Directors” on page 63.

Response: In response to the Staff’s comment, disclosure has been added on pages 67 and 72 to quantify the stand-alone cost savings and cost synergies from the mergers that the NYSE and Archipelago expect to achieve. The NYSE and Archipelago supplementally advise the Staff that they are not able to quantify the other reasons for the mergers that appear in the bullet-points on pages 67 and 72.

27.	Please revise on pages 59 and 60 to explain more about, or refer the investor to where in the registration statement there is more discussion regarding, the listing of smaller companies, extended trading hours and the separation of NYSE Regulation from the for-profit entity NYSE Group.

Response: In response to the Staff’s comments, cross-references have been added to page 67 referring investors to other places in the Registration Statement where there is a more complete discussion of the separation of NYSE Regulation from the for-profit entities of NYSE Group and NYSE Group’s strategy for taking advantage of the strengths of the combined entity, including the listing of smaller companies and extended trading hours.

Todd K. Schiffman, Esq.

September 14, 2005

28.	Please revise your discussion in the section on risk factors to address the risk that Archipelago’s acquisition of PCX Holdings might not be completed or, if completed, there could be risks and challenges with integrating the operations and businesses of PCX Holdings which will divert management’s attention away from NYSE Group’s attention to the merger and normal operations. Please revise to state whether or not you foresee any challenges or changes regarding the disposition of Wave Securities.

Response: A risk factor beginning on page 28 has been added to address the Staff’s comment regarding the risks and challenges with integrating the operations and businesses of PCX Holdings, and a risk factor beginning on page 29 has been added to address the Staff’s comment regarding the divestiture of Wave Securities. We supplementally advise the Staff that we expect the acquisition of PCX Holdings to be completed prior to the date on which NYSE Group requests the SEC to declare the Registration Statement to be effective under the Securities Act, so we have not included a risk factor discussing the possibility that the acquisition will not be completed.

Combined Pro Forma Projections, page 68

29.	Please revise to expand on the reasons underlying your assumptions in footnote (1) or refer the investor where in the prospectus the justifications for the assumptions can be found.

Response: Disclosure has been added on page 75 to address the Staff’s comment.

Opinion of NYSE’s Financial Advisor, page 69

30.	In the beginning of this section, please revise to include a narrative discussion and comprehensive table summarizing and comparing the transaction value and pricing multiples associated with the NYSE’s acquisition of Archipelago with the range of values and relevant multiples developed from each of the material valuation methodologies employed.

Response: In response to the Staff’s comments, disclosure has been added on page 80 summarizing and comparing the range of implied equity values per NYSE membership on a stand-alone basis and on a pro forma basis giving effect to the mergers, based on each of the material valuation methodologies employed.

31.	The management of Archipelago provided NYSE’s financial advisor, Lazard Frères, certain financial information to which NYSE had access. Because NYSE members and Archipelago security holders should have access to the same information when making their investment decision, please revise this section to disclose all material, non-public information provided by Archipelago to Lazard Frères that they relied upon in rendering their fairness opinion.

Todd K. Schiffman, Esq.

September 14, 2005

Response: The NYSE and Archipelago hereby supplementally advise the Staff that all material, non-public information provided by Archipelago to Lazard (and relied upon by Lazard in rendering its fairness opinion) is set forth under “The Mergers—Certain Projections” beginning on page 74.

Archipelago Valuation, page 71

32.	Please revise to explain why the price per share as a multiple of earnings per share decreases on pages 72 and 75 (for the NYSE Valuation).

Response: In response to the Staff’s comment, disclosure has been added on page 84 explaining why the price per share as a multiple of earnings per share calculations are lower than the corresponding calculations in the table for the Archipelago valuation.

Pro Forma Valuation Analysis, page 76

33.	Please revise to explain why the first table on page 77 excludes equity ATS/ECN in the bottom half of the table.

Response: In response to the Staff’s comment, disclosure has been added on page 86 explaining the basis for Lazard’s determination to exclude the Equity ATS/ECN companies.

34.	Please revise to discuss the reason for the increase on page 78 in the NYSE contribution and concurrent decrease in the Archipelago contribution in 2006 and thereafter. If applicable, please discuss also with respect to disclosure on net revenues, operating income and net income on page 87.

Response: The disclosure on pages 87 and 96 has been revised to reflect the Staff’s comment.

Miscellaneous, page 78

35.	Lazard Frères appears not to be entirely independent from conflicts of interest with respect to the merger although they are presented as such. Please revise or qualify your characterization of their “independence with respect to the mergers.”

Response: The disclosure on page 88 has been revised to clarify that the NYSE board of directors selected Lazard because of, among other things, its level of independence when compared with other qualified investment banking firms with respect to the mergers. A cross-reference was also added to the description of Lazard’s interests in the mergers and existing relationships with the NYSE.

Todd K. Schiffman, Esq.

September 14, 2005

Opinion of Archipelago’s Financial Advisor, page 78

36.	Please revise the beginning of this section to include a narrative discussion and comprehensive table summarizing and comparing the transaction value and pricing multiples associated with the NYSE’s acquisition of Archipelago with the range of values and relevant multiples developed from each of the material valuation methodologies employed.

Response: In response to the Staff’s comments, disclosure has been added on page 92 summarizing and comparing the range of implied equity values per share for Archipelago on a stand-alone basis and on a pro forma basis giving effect to the mergers, based on each of the material valuation methodologies employed.

37.	The management of NYSE provided Archipelago’s financial advisor, Greenhill & Co., certain financial information to which Archipelago had access. Because NYSE members and Archipelago security holders should have access to the same information when making their investment decision, please revise this section to disclose all material, non-public information provided by NYSE to Greenhill that they relied upon in rendering their fairness opinion.

Response: The NYSE and Archipelago hereby supplementally advise the Staff that all material, non-public information provided by the NYSE to Greenhill (and relied upon by Greenhill in rendering its fairness opinion) is set forth under “The Mergers—Certain Projections” beginning on page 74.

Certain Relationships and Related-Party Transactions, page 92

38.	In light of your significant business relationships, please advise us as to all related party transactions that materially affect your financial position, results of operations, and cash flows. If material, please disclose all related party transactions on the face of your consolidated statements of financial condition, income and cash flows. Refer to Rule 4-08(k) of Regulation S-X.

Response: The NYSE and Archipelago hereby supplementally advise the Staff that all material related-party transactions relating to the merger are disclosed in the Registration Statement under “The Mergers—Certain Relationships and Related-Party Transactions” and that all other related party transactions that materially affect either company’s financial position, results of operations and cash flows have been disclosed in, or, in the case of Archipelago, incorporated by reference into, the Registration Statement.

Material U.S. Federal Income Tax Consequences, page 94

39.	Please revise to provide an opinion on “Permitted Dividends”.

Todd K. Schiffman, Esq.

September 14, 2005

Response: In response to the Staff’s comment, we have revised the disclosure on pages 106 and 107 to provide an opinion of Wachtell, Lipton, Rosen & Katz, counsel to the NYSE, and an opinion of Sullivan & Cromwell, counsel to Archipelago, regarding the permitted dividends.

40.	Please revise to remove the final sentence of the carryover paragraph at the top of page 96. An unqualified opinion must be provided before effectiveness of the registration statement.

Response: We respectfully note the Staff’s comment. Opinions confirming that the disclosure constitutes the opinion of Wachtell, Lipton, Rosen & Katz, counsel to the NYSE, as to the material U.S. federal income tax consequences of any permitted dividend paid by the NYSE and the NYSE mergers to U.S. holders of NYSE memberships and the opinion of Sullivan & Cromwell LLP, counsel to Archipelago, as to the material U.S. federal income tax consequences of any permitted dividend paid by Archipelago and the Archipelago merger to U.S. holder of Archipelago common stock, will be filed prior to effectiveness.

It is a condition to the obligation of the NYSE to consummate the NYSE mergers that it receive a private letter ruling from the Internal Revenue Service or an opinion from its counsel, dated as of the closing date of the NYSE mergers, in either case to the effect that the NYSE corporation merger and the NYSE LLC merger will each qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Similarly, it is a condition to the obligation of Archipelago to consummate the Archipelago merger that it receive a private letter ruling from the Internal Revenue Service or an opinion from its counsel, dated as of the closing date of the Archipelago merger, in either case, to the effect that the Archipelago merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or that the Archipelago merger and the NYSE mergers, taken together, will qualify as a transaction described in Section 351 of the Internal Revenue Code. The NYSE and Archipelago jointly filed a private letter ruling request in respect of the NYSE mergers and the Archipelago merger with the Internal Revenue Service.

The NYSE and Archipelago will file the private letter ruling or the closing condition tax opinions when received as post-effective amendments. If the receipt of such ruling or opinions is to be waived, the NYSE and Archipelago will recirculate these materials. The disclosure has been revised accordingly.

41.	In the third from last line of the third paragraph on page 97, please revise to replace the word “conclude” with “opine”.

Response: In response to the Staff’s comment, we have replaced “conclude” with “opine” on page 109.

Todd K. Schiffman, Esq.

September 14, 2005

Stock Exchange Listing, page 101

42.	Please revise the section on risk factors to disclose potential conflicts of interest that result from a securities exchange both listing and trading its own stock.

Response: The risk factor beginning on page 36 has been expanded to reflect the Staff’s comment.

Merger Consideration Received by NYSE Members, page 107

43.	Because the cash and stock election options for NYSE members are dependent upon a formula based in part on the trading price of Archipelago’s stock after the vote, please amend the cover page to expressly indicate NYSE members will not know at the time of the vote either the total amount of cash or the number of NYSE Group shares they will receive under these options.

Because the exact amount of consideration being given to NYSE members will not be determinable at the time of vote, please revise this section to indicate whether or not a “floor” or minimum Archipelago stock price has been included as part of the formula which, if breached, would relieve the parties of the obligation to proceed with the transaction. The disclosure with respect to the stock election should also be revised to include illustrative examples of the number of NYSE Group shares to be issued using Archipelago trading price information as of the latest practicable date assuming no proration will be required. Comparable disclosure regarding the implied cash value of the NYSE common stock should be included with respect to the cash election. Although we understand the formula is based on Archipelago trading prices after the vote, please consider using a toll-free number so that NYSE members may determine a representative number of NYSE Group shares or implied cash value as of the latest practicable date before the vote.

Response: The cover page, as well as pages 1 and 8, have been revised to reflect the Staff’s comment that NYSE members will not know at the time of the vote or at the time they make an election the precise amount of consideration that they will receive if they make the cash election or the stock election.

In response to the Staff’s comment, disclosure has been added on page 120 to clarify that, even though the precise amount of consideration that will be issued in the cash election and the stock election will depend on the price of Archipelago common stock prior to the mergers, the merger agreement contains no provision allowing either party to terminate the agreement because the price of Archipelago common stock has fallen below an agreed-upon minimum price, or because the price has risen above an agreed-upon maximum price.

Todd K. Schiffman, Esq.

September 14, 2005

In response to the Staff’s comment, illustrative examples have been added beginning on page 123 disclosing the amount and type of consideration that would be payable under the stock election and the cash election, without proration, assuming different prices for Archipelago common stock prior to the completion of the mergers. Disclosure has been added on page 124 to indicate that NYSE members may contact MacKenzie Partners at a toll-free number after completion of the mergers to find out information about the precise consideration that will be issued to NYSE members who make the cash election and NYSE members who make the stock election.

Election Mechanics, page 109

44.	If the election deadline will occur after the meeting date, please revise to disclose the anticipated time period between voting and closing and tell us what consideration you have given to Williams Act requirements. See Release No. 34-14699 (April 24, 1978).

Response: The NYSE supplementally advises the Staff that it intends to set the election deadline a few days prior to the expected closing of the mergers. As a result, a few months may elapse between the NYSE meeting and the closing of the mergers because of the time required to obtain requisite regulatory approvals.

The NYSE does not believe that the timing of the election deadline would implicate any Williams Act concerns. First, the Williams Act governs tender offers for securities (and most the provisions of the Williams Act governs tender offers for securities registered under the Exchange Act). The NYSE memberships have never been regulated by the SEC as securities, and are not registered under the Exchange Act. Even assuming, arguendo, that the NYSE memberships were regulated by the Williams Act, the NYSE believes that all of the concerns of the Williams Act will be addressed. The NYSE will provide at least five business days’ notice to shareholders of the election deadline, and will incorporate by reference in the Registration Statement Archipelago’s Current Reports on Form 8-K through the closing date. Archipelago intends to file Current Reports on Form 8-K containing all information material to a NYSE member making an election. In addition, NYSE Group will continue to file Current Reports on Form 8-K containing all information material to a NYSE member making an election. Accordingly, NYSE members will have adequate information to make an informed decision when they make their election. See, e.g., Kansas Power and Light (February 13, 1991); Chemical New York Corporation (available May 4, 1987); Old Kent Financial Corporation (available March 3, 1983); Norstar Bancorp Inc. (available December 4, 1982), and United Bank Corporation of New York (available August 2, 1981).

Todd K. Schiffman, Esq.

September 14, 2005

Amendment and Waiver, page 124

45.	You state that the NYSE and Archipelago may amend the merger agreement after its approval by the members and stockholders. Please revise to explain those situations in which an amendment can be made without further approval from the members or stockholders.

Response: In response to the Staff’s comment, the disclosure on page 137 has been revised to explain situations under applicable law in which an amendment might be able to be made without further approval from the NYSE members or Archipelago stockholders. Disclosure has also been added on page 137 that, in the event that the NYSE and Archipelago authorize a material amendment to the merger agreement that does not require further approval by the NYSE members or Archipelago stockholders, the NYSE and Archipelago will inform the NYSE members and Archipelago stockholders of such amendment by press release and other public communication. Moreover, disclosure has been added that, in the event that the NYSE and Archipelago authorize an amendment to the merger agreement that requires further approval by the NYSE members or Archipelago stockholders, another proxy statement/prospectus would be delivered to the NYSE members and Archipelago stockholders, and proxies would be re-solicited for approval of such amendment.

Committees of the NYSE Group Board of Directors, page 131

Human Resources & Compensation Committee, page 133

46.	Please revise to describe the regulatory oversight committee.

Response: The reference to the regulatory oversight committee on page 145 has been deleted and replaced with the NYSE Regulation board of directors. The Staff is supplementally advised that NYSE Group does not currently contemplate having a regulatory oversight committee after the mergers. Instead, as disclosed in the Registration Statement, the regulatory responsibilities of NYSE Group will be carried out by NYSE Regulation, subject to the supervision and oversight of the NYSE Regulation board of directors.

Information About the NYSE – Overview, page 142

47.	Please revise to state what amount or percentage of the $20 trillion market capitalization is attributable to stocks listed on the NYSE.

Response: In response to the Staff’s comment, disclosure has been added on page 158 stating the portion of the market valuation of our non-U.S. listed issuers that is held in the United States. The NYSE respectfully submits that all the stocks representing the total global market valuation of its listed companies may appropriately be described as “listed on the NYSE.”

Todd K. Schiffman, Esq.

September 14, 2005

48.	Please revise to include disclosure that the NYSE provides its top executives with among the most lucrative compensation packages (e.g., the salary of the chief executive officer of the NYSE comprised about 13% of net income in 2004) for exchanges and trading platforms here as well as the in the Summary section beginning on page 5.

Response: Disclosure has been added on page 25 under the “Risk Factors” section as to the 2004 compensation of NYSE officers, and detailed compensation information is included under “Information About the NYSE—Executive Compensation.” The NYSE has not added disclosure comparing the NYSE’s compensation to that of other exchange and trading platforms because it respectfully submits that, unlike many other exchanges and trading platforms, the NYSE is currently a not-for-profit entity and, accordingly, a comparison with for-profit exchanges and trading platforms would not provide meaningful disclosure (and indeed could be confusing). Furthermore, because many exchanges and trading platforms do not publicly disclose compensation data, the NYSE does not have the requisite information to compare its compensation structure with those of other for exchanges and trading platforms.

Order Execution Business – Order Execution – Auction Market, page 147

49.	Given the importance of the auction market for the NYSE, please revise to explain under what circumstances specialists add liquidity.

Response: The disclosure on page 160 has been revised to reflect the Staff’s comment.

Trading Fees, page 148

50.	Please revise to explain what impact you anticipate from the changes in pricing structure.

Response: In response to the Staff’s comment, disclosure has been added on page 161 that the NYSE cannot, at this time, predict the impact of the change in pricing structure, in part, because the details of the change have not yet been finalized and are subject to the SEC’s approval. Disclosure has also been added on page 161 to indicate that the NYSE plans to submit its revised pricing structure to the SEC within the next several weeks.

Legal Proceedings

SEC Administrative Proceedings, page 159

51.	If the settlement of the administrative proceedings will have a financial statement impact, please revise to disclose in Note 8 to your Condensed Consolidated Financial Statements as of and for the period ended March 31, 2005 and 2004. Refer to SFAS 5.

Todd K. Schiffman, Esq.

September 14, 2005

Response: As discussed on page 173, the SEC instituted and settled an administrative proceeding against the NYSE. Under the terms of the settlement, the NYSE committed to the establishment, retention and payment of a Third Party Regulatory Auditor to conduct bi-annual regulatory audits of NYSE’s Regulation’s surveillance, examination, investigation and disciplinary programs applicable to floor members and therefore established a $20 million reserve fund into a separate bank account. The NYSE will use these funds to pay for the costs of the program. There are no further anticipated payments or accruals to be made at the time of the settlement.

Other costs in relation to the NYSE’s settlement and adherence to the agreement will become facets of the ongoing regulatory program of NYSE Group. As a result, the NYSE has not made any changes to Note 8 in the Condensed Consolidated Financial Statements of the NYSE as of and for the periods ends June 30, 2005 and 2004 in relation to this comment.

NYSE Management’s Discussion and Analysis of Financial Condition and…, page 172

52.	Consistent with the title of this section, please revise to expand your discussion regarding the financial condition of the NYSE in addition to your discussion of liquidity and capital resources. Refer to Item 303 of Regulation S-K.

Response: In response to the Staff’s comments, the NYSE has added additional discussion in the Liquidity and Capital Resources section beginning on page 224. The NYSE also notes that, in this section, it has focused and highlighted for investors the material changes in the financial condition of the NYSE in the financial statement periods, rather than a recitation of items in the NYSE’s balance sheet.

53.	The discussion and analysis of known trends, demands, commitments, events and uncertainties help in an understanding a company’s performance. Please revise to discuss trends, such as the steadily decreasing NYSE ETF average daily volume on page 176, the introduction of a new fee structure for facility and equipment fees, or any other material known trends and uncertainties regarding your financial condition and the results of operations. Refer to III.B.3 of Release Number 33-8350 regarding MD&A, dated December 29, 2003.

Response: In response to the Staff’s comment, disclosure has been added on page 187 describing Regulation NMS and the effects that Regulation NMS may have on the NYSE’s results of operations. The NYSE also supplementally informs the Staff that it believes that it has highlighted on pages 185-187, as well as on page 226, the known trends and demands that help in understanding the NYSE’s performance. The NYSE further notes that the Registration Statement includes a description of the industry (and various trends in that industry) in which the NYSE operates beginning on page 150.

Todd K. Schiffman, Esq.

September 14, 2005

The NYSE supplementally advises the Staff that it does not believe that the steadily decreasing NYSE ETF average daily volume has had, or will have, a material impact on the NYSE’s financial condition or results of operations. In addition, the NYSE currently does not know the details of its new fee structure, or its likely impact on the NYSE’s financial condition or results of operations. Accordingly, it did not include additional discussion on these issues in its MD&A.

Sources of Revenues, page 178

54.	Please tell us how you determined that 10 years was an appropriate service period for recognizing listing fees.

Response: The NYSE supplementally informs the Staff that the NYSE performed the following analysis to determine that 10 years was an appropriate service period for recognizing original listing fee revenue. In order to determine the estimated life of original listing fees on the exchange, the NYSE performed a quantitative and qualitative analysis of the average life of a listing on the NYSE, including historical data related to listings and trend analysis. The NYSE computed the average life of listings for approximately 1,850 companies that (1) were listed on the NYSE as of December 31, 2004 and (2) had been listed for less than 35 years. The analysis of the NYSE’s historical information resulted in an average life of approximately 10 years.

NYSE management also considered the current economic environment (including variables such as the potential impact on delistings associated with additional regulatory requirements imposed on publicly listed companies, consolidation within the business environment, and the overall competitive environment within the exchange industry) and determined that the recognition of original listing fees over a period of 10 years represented an appropriate estimate.

Liquidity and Capital Resources, page 203

55.	Please revise to disclose how you will meet your liquidity needs as part of the merger given that you will need to generate approximately $409.8 million for the standard election (page 228) and have at least $350 million available at the time of the merger as a closing condition.

Response: The disclosure on page 224 has been revised in response to the Staff’s comment.

56.

Please revise to provide an enhanced liquidity analysis rather than a recitation of the items in the cash flow statements. Please explain the sources and uses of cash, paying particular attention to disclosure and analysis of matters that are not readily apparent from their cash flow statements and discussing trends, demands, and uncertainties. Refer to Release No. 33-8350/34-48960: Commission Guidance

Todd K. Schiffman, Esq.

September 14, 2005

Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: The disclosure on page 224 has been revised in response to the Staff’s comment.

Information About Archipelago, page 207

Archipelago’s Operations – Trading Platforms and Services, page 209

57.	Please revise to disclose what percentage of the OTC market Archipelago Holdings Inc. and affiliates control.

Response: Archipelago supplementally advises the Staff that Archipelago has historically defined the OTC market as “Nasdaq-listed securities” in its previous filings with the SEC and press releases disclosing key statistical information for ArcaEx. Archipelago’s annual percentage share of Nasdaq-listed securities is disclosed in the Registration Statement on page 19 and is also incorporated by reference in the Registration Statement from Archipelago’s previous filings with the SEC including its “Management’s Discussion and Analysis of Financial Information and Results of Operations” contained in Archipelago’s annual and quarterly reports. In addition, a discussion of Archipelago’s annual percentage share of trading volume in Nasdaq-listed securities for 2004 is disclosed in the Registration Statement on page 228 under the heading “Information about Archipelago—Archipelago’s Operations—Trading Platforms and Services.”

The only portion of the OTC market that does not relate to Nasdaq-listed securities relates to OTC Bulletin Board securities, which are not listed on a national market or exchange, but are traded on Archipelago’s ArcaEdge. Trading in OTC Bulletin Board securities on ArcaEdge accounts for less than 1% of Archipelago’s total annual transaction revenue. Accordingly, Archipelago historically has not disclosed such information due to its immaterial nature. However, the disclosure in the Registration Statement has been revised on page 229 to provide the percentage of share trading volume in OTC Bulletin Board securities on ArcaEdge, under the heading “Information about Archipelago—Archipelago’s Operations—Trading Platforms and Services—The ArcaEdge.”

Information About NYSE Group, page 211

Competitive Strengths – Increased Choice, page 213

58.	Please revise to discuss whether the increased choice applies to just NYSE-listed stocks or other stocks.

Response: In response to the Staff’s comments, disclosure has been added on page 233 to clarify that the increased choice applies to just NYSE-listed stocks.

Todd K. Schiffman, Esq.

September 14, 2005

Competitive Strengths – Governance and Regulation, page 213

59.	Please revise to disclose what benefits (salary, etc.) and obligations will apply to the new directors for the NYSE Group.

Response: In response to the Staff’s comments, disclosure has been added on page 149 regarding the expected compensation and benefits to be provided to the new directors of NYSE Group.

Trading Licenses, page 217

60.	You state that NYSE Group common stock does not provide holders with trading rights. It appears that all NYSE members will lose their trading rights upon the merger, and if they wish to have future trading licenses, they must purchase them before the merger. Please revise to include a risk factor if you anticipate a disruption in trading on the NYSE given the potential for the magnitude of change in the holders of trading licenses and its effect on the capital markets.

Response: NYSE Group supplementally advises the Staff that it does not anticipate a disruption in trading on the NYSE from the mergers and the transition to trading licenses. Currently, over two-thirds of NYSE memberships are leased to individuals who actually trade on the NYSE floor. In other cases, the trading right is exercised by employees of member organizations pursuant to financing arrangements that are tantamount to corporate ownership of the seats. Only in 55 of these cases are the trading rights of a NYSE member exercised by the individual who actually owns the NYSE membership. The NYSE does not expect the transition from the use of leases, financing arrangements and owner operation to be disruptive because it does not expect that it will cause changes in the identity of the floor brokers and individual specialists.

Structure, Organization and Governance of NYSE Regulation, page 226

61.	Please revise to explain policies or means to reduce the conflicts between the self-regulatory responsibilities imposed by the securities laws (e.g., low cost trading) and the new, profit-oriented goals of the NYSE Group (e.g., maximizing shareholder return).

Response: In response to the Staff’s comments, disclosure has been added on page 248 to identify additional structural and governance changes to ensure NYSE Group’s independence, given its status as a for-profit and listed company.

Todd K. Schiffman, Esq.

September 14, 2005

Unaudited Pro Forma Condensed Combined Financial Data For NYSE Group, page 228

62.	Please revise this section to separately present the pro forma adjustments by acquisition and disposition. In accordance with Rule 11-02 of Regulation S-X, your pro-forma information should reflect the following:

•	Separate historical financial information, pro-forma adjustments, and related notes thereto to disclose the effects of the anticipated acquisition of PCX Holdings, Inc. and subsidiaries by Archipelago. Your adjustments relating to the acquisition of PCX Holdings, Inc. and the disposition of Wave Securities should be clearly footnoted.

•	We would expect a separate pro-forma presentation showing historical financial information for Archipelago and PCX Holdings, an adjustment column (which should contain adjustments for the disposition of Wave Securities), and a column that represents the pro-forma information of Archipelago.

•	Separate historical financial information, pro-forma adjustments, and related notes thereto to disclose the effects of the anticipated acquisition of Archipelago Holdings, Inc. and subsidiaries by the NYSE Group, Inc.

•	This presentation should include historical financial information for NYSE, a column presenting pro-forma information of Archipelago, and adjustment column, and a column that that represents the pro-forma information of the NYSE Group, Inc.

•	The effects of the NYSE’s anticipated issuance to NYSE employees of shares of NYSE Group common stock.

Response: With regard to the pro forma information for PCX Holdings, Item 10(b) of Form S-4 permits pro forma information provided by Article 11 of Regulation S-X to be incorporated by reference to information filed on Form 8-K. Following the completion of Archipelago’s planned acquisition of PCX Holdings, the pro forma information required by Article 11 of Regulation S-X will be filed by Archipelago pursuant to Item 9.01(b) of Form 8-K. This acquisition is anticipated to occur prior to the effective date of the Registration Statement.3 The inclusion of this information by incorporation by reference to Archipelago’s filings under the Exchange Act is consistent with the manner in which other Archipelago information is treated in the Registration Statement, and consistent with how the Form S-4 instructions treat S-3 eligible companies.

[3]	If the Article 11 pro forma information is not filed on Form 8-K prior to the effective date of the Form S-4, then it will be included directly in the Form S-4.

Todd K. Schiffman, Esq.

September 14, 2005

Item 5 of Form S-4 provides that, if pro forma information relating to other transactions is incorporated by reference into the Form S-4, then only the pro forma results need to be presented together with the pro forma financial information relating to the mergers. Upon consummation of Archipelago’s planned acquisition of PCX Holdings and the filing on Form 8-K of the pro forma financial information for PCX Holdings, the Registration Statement will be revised to reflect the pro forma results.

The disposition of Wave Securities is not “significant” to Archipelago under the standards of Rule 11-02(b) of Regulation S-X, and therefore pro forma information relating to the disposition is not required.

The anticipated issuance to NYSE employees of shares of NYSE Group common stock is not expected to have an impact on pro forma financial information. Such shares of NYSE Group common stock will be part of the total NYSE share count representing 70% of the issued and outstanding shares of NYSE Group common stock at the closing of the mergers, on a diluted basis. As such, the anticipated issuance to NYSE employees of shares of NYSE Group common stock will not increase the number of issued and outstanding shares of NYSE Group common stock and will not affect pro forma earnings per share computations.

63.	Please revise to provide footnote disclosure of material, non-recurring charges related to your acquisitions. Identify the nature of the charge, quantify the amount and identify the period(s) in which it is expected to be incurred.

Response: Although, as of the date of this letter, the parties are engaged in continuing and high-level integration planning regarding the merger, such planning is preliminary, on-going and somewhat limited due to, among other factors, restrictions under the HSR Act on interactions between competitors. In particular, Archipelago and the NYSE have not engaged in specific or meaningful joint discussions as to the level of material charges expected to be incurred as a result of the proposed mergers.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2 – Purchase Price, page 234

64.	Please tell us how the potential common shares referred to in the calculation of estimated shares to be issued will be treated in the merger and why the treasury stock method is applied in this situation.

Response: Pursuant to Section 5.2(e) of the merger agreement, options to purchase Archipelago common shares, whether vested or unvested, will be converted into options to acquire shares of NYSE Group common stock.

The use of the treasury stock method is contractually defined in Section 5.1(a) of the merger agreement. In computing the purchase consideration in the merger, the number

Todd K. Schiffman, Esq.

September 14, 2005

of NYSE Group securities to be issued to Archipelago stockholders reflects this provision.

Note 3 – Pro Forma Adjustments

(3.1) Fair Value of Archipelago’s Fixed Assets and Intangible Assets, page 234

65.	Please tell us how you determined the value of the national securities exchange registration intangible asset considering the valuation of $90 million related to the acquisition of those rights provided in Archipelago’s financial statements.

Response: In order to determine the value of the national securities exchange registration intangible asset, the NYSE and Archipelago used independent valuation experts. Under the supervision of the NYSE and Archipelago, these experts utilized the income approach, which is based on an estimate of normalized income associated with such exchange registration.

As a result of the low profitability and volume level of PCX Equities at the time of the original transaction, the $90.0 million valuation occurred in what the independent valuation experts believed could be regarded as a distressed sale situation. Since its acquisition in May 2001, Archipelago was able to exploit the value of the exchange registration by significantly growing its business to generate in fiscal 2004 market data fees and estimated clearing costs savings of approximately $57.0 million and $25.0 million, respectively.

66.	Please tell us how you determined that 20 years was a reasonable amortization period for customer relationships given the rapid changes in the structure of the industry.

Response: In order to determine a reasonable useful period for amortization of its customer relationships intangible asset, the NYSE and Archipelago used independent valuation experts. Under the supervision of the NYSE and Archipelago, these experts measured customers’ attrition since Archipelago’s inception. Customers that individually generated less than $1.0 million in annual revenues together accounted for approximately 15% of total customer revenues and exhibited turnover indicating lives of 4 to 5 years. Customers that individually generated more than $1.0 million in annual revenues together accounted for the remaining 85% of total customer revenues and displayed lives of 44 years based on four-year history, 27 years based on three-year history and an indefinite life based on two-year history. The data indicated that Archipelago has never lost a customer that generated more than $2.0 million in annual revenues.

Based on these statistics, on a weighted average basis, the NYSE and Archipelago deemed it reasonable to amortize the Archipelago customer relationships over 20 years.

Todd K. Schiffman, Esq.

September 14, 2005

(3.2) Equity, page 235

67.	Please revise to reference NYSE payments to members to the correct note.

Response: In response to the Staff’s comment, the NYSE payment to members has been amended to reference the correct note.

Transfer Restrictions on Certain Shares of NYSE Group Common Stock, page 237

68.	Please revise to indicate under what circumstances the board might remove the transfer restrictions on NYSE Group shares (e.g., solid stock performance).

Response: The disclosure on page 259 has been revised in response to the Staff’s comment.

NYSE Financial Statements

General

69.	Please revise your headings in throughout the notes to the financial statements to clearly mark information that has been restated. Those columns and notes containing restated balances should be marked “restated”.

Response: In response to the Staff’s comments, the headings throughout the notes to the financial statements have been revised to mark clearly the information that has been restated (for notes 4, 6, 7, 8 and 9 on pages F-13, F-14, F-15, F-16).

Consolidated Statement of Cash Flows, page F-6

70.	Please tell us how you developed the amount you added back to net income for the provision for losses on accounts receivable.

Response: To develop amounts to add back to net income for the provision for losses on accounts receivable on the statement of cash flows, the NYSE quantified the amount of provisions that were taken during the year, reduced by amounts written-off during the year.

•	In 2004, the NYSE provided $1.6 million of additional reserves less $1.8 million of amounts that were written off for a net result of ($0.2) million.

•	In 2003, the NYSE provided $0.7 million of additional reserves less $1.4 million of amounts that were written off for a net result of ($0.7) million.

•	In 2002, the NYSE provided $3.6 million of additional reserves less $4.5 million of amounts that were written off for a net result of ($0.9) million.

Todd K. Schiffman, Esq.

September 14, 2005

The nature of the line item in the non-cash section in the statement of the cash flows is to remove the non-cash amounts that are included in the income statement in order to arrive at the increase in cash from operations. The NYSE assessed both the additional provision amounts and the write-offs for the periods presented and noted the net adjustment to reconcile net income to net cash provided by operating activities is less than 1% of net cash provided by operating activities in each year presented. The NYSE therefore concluded that, from a qualitative and quantitative perspective, it was appropriate to present the net impact of the change of the provision for doubtful accounts on the statement of cash flows in order to reconcile net income to net cash provided by operating activities.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

71.	Please tell us how you considered EITF 99-19 in accounting for market information fee revenue and activity assessment fees. In your response, please address how your circumstances and accounting treatment are consistent with those of Archipelago.

Response:

The NYSE’s Treatment of Activity Assessment Fees and SEC Activity Remittance

The NYSE supplementally informs the Staff that the NYSE has considered EITF 99-19 for guidance on whether to record the revenue for the activity assessment fees and SEC activity remittance on a gross or net basis. The Emerging Issues Task Force reached a consensus that the determination of whether a company should recognize revenue on a gross or net basis depends on the relevant facts and circumstances and that the factors or indicators set forth below should be considered in that evaluation.

Factors that suggest that revenue should be recognized on a gross basis include (where the “Company” is the NYSE):

•	The Company is the primary obligor in the arrangement—The NYSE is the supplier of services for transacting securities or trade execution and as such is responsible for fulfilling the services. The NYSE, however, has no responsibility to settle and clear transactions for users of the services.

•	The Company has latitude in establishing price—The NYSE has latitude in establishing the price of the fee, which shows a principal relationship with the customer. In addition, the SEC has said that the NYSE has the right to charge a fee to be reimbursed for the Section 31 fees, and Section 31 does not address the manner or extent to which members of covered self-regulatory organizations (“SROs”) may seek to pass any such charges on to their customers.

Todd K. Schiffman, Esq.

September 14, 2005

•	The Company is involved in the determination of product or service specifications—The NYSE delivers the exchange on which its members transact and has the ability to determine the services that it provides as an exchange.

•	The Company has credit risk—Because the SEC has stated that the Section 31 fee is not related to the obligation that the members have to the NYSE, the NYSE must take on the risk of collecting the Rule 440h amount from its members and, as such, is subject to credit risk.

•	The Company changes the product or performs part of the service—The NYSE floor is where the transactions for securities take place.

•	The Company has discretion in supplier selection—In order to trade on the NYSE, the member must own a seat, or right to trade on the NYSE. The member must apply to become a member.

•	The Company has general inventory risk (before customer order is placed or upon customer return) or the Company has physical loss inventory risk—This criteria does not appear to be applicable to the NYSE as it does not hold inventory of securities; the NYSE is the facilitator of the trading of securities.

Factors that suggest that revenue should be recognized on a gross basis include (where the “supplier” is the SEC):

•	The supplier is the primary obligor—This is not applicable because the SEC has stated in Rule 31 that its fees levied on the SROs are separate and distinct from any fees levied by SROs on its members.

•	The supplier has credit risk—This is not applicable because the SEC has stated in Rule 31 that its fees levied on the SROs are separate and distinct from any fees levied by SROs on its members. The SEC has credit risk with the SRO, but not with the SRO’s members.

•	The amount that the Company earns is fixed—The NYSE adopted Rule 440h to set the pricing for activity assessment fees. The pricing under Rule 440h is subject to change, as it is linked to changes that are made to pricing in Section 31.

Based on the positive indicators for gross revenue reporting and negative indicators on net revenue reporting, the NYSE concluded that it should record the revenue and expense gross on its income statement in relation to Section 31.

Archipelago’s Treatment of Activity Assessment Fees and SEC Activity Remittance

The NYSE noted that Archipelago currently reports activity assessment fees and SEC activity remittance on a net basis. Under its exclusive right to operate as the equity trading facility of PCX Equities, Inc. (“PCX Equities”), Archipelago is responsible for

Todd K. Schiffman, Esq.

September 14, 2005

billing activity assessment fees to equity trading permit holders. Such fees are taken from the DTCC account of equity trading permit holders and directly transferred by DTCC to PCX Equities, the SRO, for remittance to the SEC.

Upon the completion of Archipelago’s acquisition of PCX Holdings, Archipelago will begin to gross up its activity assessment fees and SEC Activity Remittance in accordance with the methodology currently used by the NYSE, as noted above.

Market Information Fees

The NYSE records market information fees earned by the NYSE on its income statement. The NYSE does not rebate any market information fees back to its customers. The NYSE does not have an EITF 99-19 presentation issue. Archipelago records its market information fees net of amounts due under revenue sharing arrangements with market participants, based on the criteria provided by EITF 99-19.

The differences in the treatment of market information fees result from inherently different business models related to rebating market information fees. The differences are appropriate as a result.

72.	Please revise your accounting policy to describe how you applied EITF 99-19 to achieve either gross or net presentation.

Response: In response to the Staff’s comments, the NYSE has revised its accounting policy to describe how it applies EITF 99-19 to achieve either gross or net presentation in footnote 2 to the consolidated financial statements.

Note 5 – Affiliates, page F-13

73.	Please tell us why you valued your investment in DTCC at cost and not using the equity method.

Response: The NYSE supplementally advises the Staff that it considered APB 18, “The Equity Method of Accounting for Investments in Common Stock,” in concluding that it should value its investment in DTCC at cost.

Background

The inter-industry governance arrangements for DTCC were devised in the early 1970s by the Banking and Securities Industry Committee (“BASIC”), which included the leaders of three major New York Clearing House banks and the NYSE, NASD and the American Stock Exchange (“AMEX”). (These arrangements arose with respect to DTCC’s predecessor, DTC, and are discussed herein as they carried over to DTCC.) The

Todd K. Schiffman, Esq.

September 14, 2005

goal of these arrangements was to give the participants of DTCC, the broker-dealers and banks, the right to purchase its stock in proportion to their use and to vote that stock to elect its board of directors.

The NYSE, NASD and AMEX were to act in a manner designed to facilitate the delivery of DTCC shares to their members. In order to facilitate the delivery of shares to the broker-dealers, the NYSE, NASD and AMEX initially purchased DTCC shares designated for ownership by broker-dealers and were to hold the shares essentially in a representative capacity for their members such that the shares could be purchased by their members who were also participants of DTCC.

The NYSE was allocated a proportionate number of DTCC shares based on the number of NYSE members who were also participants of DTCC. Certain members never exercised their right to purchase their allocated DTCC shares, thereby leaving the NYSE with ownership of such shares. Thus, NYSE’s ownership of DTCC common stock did not arise due to the NYSE’s intent to facilitate its own ownership of DTCC but rather to facilitate such ownership by NYSE members.

At year-end 1999, as a part of the transaction in which DTCC became the parent of DTC and NSCC, the NYSE exchanged its 50% interest in NSCC for 50% of the preferred stock of DTCC. That preferred stock carries the right to elect one director of DTCC. In that transaction, DTCC adopted a Shareholders Agreement containing essentially the same provisions with respect to the ownership of common stock as did the predecessor DTC Shareholder Agreement.

Under the current DTCC Shareholders Agreement, rights to purchase DTCC common stock may be re-allocated to participants annually but must be reallocated at least every three years. As a result of a reallocation, any DTCC common shareholder that owns fewer shares than it is entitled to purchase has the right, but not the obligation, to purchase additional shares up to the full amount of its entitlement. Any DTCC common shareholder having more shares than it is entitled to purchase is obligated to sell the excess, but only to the extent that there are other shareholders with share deficiencies that have exercised their right to purchase additional shares. The ownership of DTCC shares by the NYSE, NASD, and AMEX facilitates the reallocation of the DTCC shares to the member broker-dealers and, in the case of the NYSE, allows NYSE members the ability to purchase their shares from the NYSE, at the least on a tri-annual basis. Thus, the number of DTCC shares that the NYSE owns at any given time will vary based on the decisions of the NYSE’s member participants, not on the decision of the NYSE.

The DTCC Shareholders Agreement contains a number of conditions to ownership of DTCC common stock as well as restrictions on their transfer that are designed to assure that DTCC common stock will remain in the hands of participants or the three marketplace SROs on behalf of their members who are participants of DTCC. Thus, the

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September 14, 2005

NYSE retains DTCC shares due to its position in the industry as an SRO, and only for so long as DTCC participants do not exercise their right to purchase the shares.

In 2003, approximately 1100 participants received entitlements to purchase DTCC common stock. Only 190 participants, however, elected to purchase such shares, resulting in NYSE’s current holding of the remaining shares from those NYSE participants eligible to purchase who elected not to exercise their right.

APB 18 provides that the “[a]bility to exercise that influence may be indicated in several ways, such as representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel, or technological dependency. Another important consideration is the extent of ownership by an investor in relation to the concentration of other shareholdings, but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor.”

DTCC’s board of directors is made up of 20 directors. Sixteen of the 20 directors are representatives of participants, including international broker/dealers, correspondents and clearing banks, mutual fund companies and investment banks. Each of DTCC’s two preferred shareholders, the NYSE and NASD, is entitled to elect one of the 20 directors. The remaining two directors are the chairman and chief operating officer of DTCC. Since NYSE’s acquisition of DTCC preferred stock, the NYSE has not sought even to nominate a director for election, other than the director that it is entitled to elect by virtue of its ownership of DTCC preferred stock. Because the NYSE only nominates one of the current 20 seats on the DTCC board of directors (and that seat is by virtue of its ownership of preferred stock, not common stock), the NYSE does not possess significant influence over DTCC’s process of policy development or the establishment of corporate objectives, financial management and operational planning.

At December 31, 2004, the NYSE owned 28.75% of the voting stock of DTCC (including less than 1% owned by NYSE’s wholly owned subsidiary, SCC); however, NYSE’s representation on the DTCC board of directors was the same as that of other DTCC shareholders with less ownership, as the single vote of their respective representatives on the DTCC board of directors is equal to the single vote of the director elected by NYSE. (Although under DTCC’s certificate of incorporation relating to cumulative voting, the NYSE could elect more than one member to the DTCC board of directors, the NYSE has never exercised such voting rights for that or any other purpose, nor does it have any plan to do so.)

Conclusion

While there exists a rebuttable presumption that equity ownership between 20-50% would indicate accounting under the equity method, the NYSE concludes that its

Todd K. Schiffman, Esq.

September 14, 2005

investment in DTCC should continue to be accounted for at cost because (i) its ownership of DTCC common stock originated to benefit the industry (and not the NYSE as an individual investment), and such ownership is not under the NYSE’s control because, at any reallocation, the NYSE’s ownership can substantially change or be eliminated, depending upon how DTCC participants exercise their right to purchase DTCC stock from the NYSE; and (ii) the NYSE’s representation on the DTCC board of directors does not give it the ability to exercise significant influence (because this director is only 1 out of 20 directors on the DTCC board).

Accordingly, the NYSE believes that it does not exercise significant influence over DTCC.

Note 10 – Litigation and Other Matters, page F-19

74.	Please revise to provide disclosure reconciling public statements regarding the former chairman’s compensation package of $140 million, management’s assessment of the contractual amounts due to the former chairman, and the amounts reflected in the financial statements.

Response: In response to the Staff’s comments, the disclosure on page F-17 under “Note 7—Litigation and Other Matters” in the notes to the unaudited interim financial statements has been revised to reconcile public statements regarding the former chairman’s compensation package, management’s assessment of the contractual amounts due to the former chairman, and the amounts reflected in the financial statements.

Note 13 – Commitments and Contingencies, page F-25

75.	Please revise to disclose the uncertainty about the claim on excess SEC Activity Remittances discussed on page 177. In your disclosure, consider the likelihood that this claim will be settled for the amount accrued or disclose a range of likely settlement amounts. Refer to SFAS 5.

Response: In response to the Staff’s comments, disclosure has been added on page F-25 under “Note 13—Commitments and Contingencies” expressing the uncertainty about the claim on excess SEC Activity Remittances.

Division of Market Regulation

Selected Historical Financial Data of Archipelago – page 17

1.	The Pacific Exchange (“PCX”) is the participant in the CTA Plan. Please revise the second sentence in note (4) to make clear that Archipelago is eligible to participate through PCX in the sale of market data, and receive market data fees, pursuant to the terms of its contract with PCX, in addition to the fact that it operates ArcaEx.

Todd K. Schiffman, Esq.

September 14, 2005

Response: The disclosure on page 19 has been revised to reflect the Staff’s comment.

Risks Relating to NYSE Group’s Business – Regulation NMS, and changes in Regulation NMS, may adversely affect NYSE Group’s businesses. – page 28

2.	As you note, Regulation NMS imposes a cap of $0.003 per share on transaction fees charged by market centers to members (or customers) and non-members based on executions against each market’s best bid or offer, not all quotations. Please clarify the third sentence of the second paragraph in this section accordingly. For instance, we suggest replacing the phrase “against displayed quotes” with “against its best bid and offer.”

Response: The disclosure on page 33 has been revised to reflect the Staff’s comment.

Risks Relating to NYSE Group’s Business – The successful implementation and operation of the NYSE Hybrid Market faces a number of significant challenges and depends on a number of factors that will be outside the control of NYSE Group. – page 32

3.	In this section, you discuss challenges to the successful implementation of the proposed NYSE Hybrid Market that could pose a risk to NYSE Group’s business. In particular, you note in the third paragraph that there is no guarantee that customers will accept and use the NYSE Hybrid Market services. Please consider clarifying in the fourth paragraph of this section that the non-acceptance and non-use by its customers of the NYSE Hybrid Market services could have an adverse impact on the NYSE Group’s ability to compete.

Response: The disclosure on page 38 has been revised to reflect the Staff’s comment.

The Mergers – Certain Relationships and Related Party Transactions – page 93

4.	You note that the NYSE board of directors allowed John Thain, at the time he became CEO of the exchange, to place Goldman Sachs’ stock that he owned in a blind trust, rather than requiring him to divest. Please confirm supplementally whether or not Mr. Thain’s ownership of such stock causes Goldman Sachs to be affiliated with the NYSE.

Todd K. Schiffman, Esq.

September 14, 2005

Response: The NYSE supplementally advise the Staff that Mr. Thain’s ownership of stock of Goldman Sachs (if any) would not cause Goldman Sachs to be affiliated with the NYSE. As disclosed on page 105, Mr. Thain placed all of his equity securities in Goldman Sachs in a blind trust. As a result of the blind trust, neither Mr. Thain nor the NYSE board of directors has knowledge of Mr. Thain’s current holdings, if any, of Goldman Sachs equity securities. In addition, neither Mr. Thain nor the NYSE has any control over the voting or disposition of such equity securities. Accordingly, Mr. Thain’s ownership of equity securities in Goldman Sachs (if any) would not cause the NYSE and Goldman Sachs to be affiliated because there is no common control of the two entities.

Regulatory Approvals – page 100

5.	In the second full paragraph on the page, you state that SEC approval of any applications under Rule 19b-4 of the Exchange Act is a condition to completion of the mergers, unless the failure to obtain this approval would not reasonably be expected to result in a material adverse effect. Please clarify that this is a condition in the merger agreement.

Response: The disclosure on page 112 has been revised to reflect the Staff’s comment.

Support and Lock-Up Agreements – Agreement to Vote with Respect to Archipelago Common Stock – page 126

6.	We note that certain of Archipelago’s largest shareholders have entered into support and lock-up agreements with the NYSE, in which these shareholders agree to vote all of their shares in favor of the mergers and against any other acquisition proposals and certain other actions. We also note that, as described on pages 45-46 of the Registration Statement, Archipelago’s current certificate of incorporation contains voting limitations with respect to Archipelago’s stock, and that the Archipelago board and the Commission must approve any person to exceed these voting limitations.

Please explain supplementally whether these support and lock-up agreements cause or would cause the NYSE to violate the existing voting limitations contained in Archipelago’s certificate of incorporation, and if so, when the Board intends to consider whether to grant a waiver to permit the NYSE to exceed the voting limits. In addition, please explain the impact on the proposed merger if either the Board or the Commission does not approve the waiver.

Response: We supplementally advise the Staff that it is the NYSE’s and Archipelago’s view that the support and lock-up agreements do not cause the NYSE to violate the existing voting limitations contained in Archipelago’s certificate of incorporation. In the support and lock-up agreements, certain major Archipelago stockholders agreed to vote

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September 14, 2005

to approve the merger (and to vote against various other actions that might impede the merger) in order to induce the NYSE to enter into the merger agreement with Archipelago. The support and lock-up agreements do not provide the NYSE with a proxy over the Archipelago common stock, and do not provide the NYSE with the right to vote the shares in the election of directors or other general corporate matters.

Even if we assume, arguendo, that, under the Archipelago certificate of incorporation, the NYSE would be deemed to have voting control over all of the shares of NYSE Group common stock subject to the support and lock-up agreements (a position with which we disagree), the support and lock-up agreements provide that any obligation to vote such shares shall be subject to the possible application of the voting limitations in the Archipelago certificate of incorporation and, in the event of such application, to the fullest extent permitted thereby. Accordingly, if either the Archipelago board of directors or the SEC did not approve of a waiver of the voting limitation provisions, then 20% of the outstanding Archipelago common stock would be subject to the voting obligations of the support and lock-up agreements. The Archipelago stockholders that are parties to the support and lock-up agreement would be free to vote their remaining shares in any way that they choose, and any decision by them to vote their shares in favor of the merger would not be under the control of the NYSE. The failure to obtain a waiver would not have any other impact on the proposed merger.

Directors and Management of NYSE Group After the Mergers – Management of NYSE Group – page 133

7.	Please explain supplementally what Richard Ketchum’s role will be as “chief regulatory officer” of NYSE Group in light of your statement that he will not be an officer or employee of any unit other than NYSE Regulation and will report solely to the NYSE Regulation Board.

Response: In response to the Staff’s comment, the disclosure on page 146 has been revised to eliminate the statement that Richard Ketchum will “be denominated as the ‘chief regulatory officer’ of the NYSE Group.” NYSE Group supplementally advises the Staff that Mr. Ketchum’s participation in meetings of the NYSE Group board of directors and NYSE Group management (while solely reporting to the NYSE Regulation board of directors) is intended to ensure that regulatory considerations and viewpoints that are independently developed are continuously interjected into the discussions and deliberation of the NYSE Group board of directors and senior staff councils.

Industry – U.S. Equities Market – Trading in NYSE-Listed Securities – page 138

8.

In the second sentence of the third paragraph in this section, you state that 11% of NYSE’s “total volume” is executed through NYSE Direct+. Please clarify whether this reference is to share volume, and the relevant time period over which

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September 14, 2005

the measurement is made. Please add a similar clarification as appropriate to the same reference on pages 142, 144, 145, 147, 154 and 173.

Response: The disclosure on pages 151, 155, 157, 158, 160, 167 and 186 has been revised to reflect the Staff’s comment.

9.	In this section, you provide background regarding the trading of NYSE-listed securities. Please consider noting that trading of NYSE-listed (and other exchange-listed) securities also occurs over-the-counter, i.e., off-exchange.

Response: The disclosure on page 151 has been revised to reflect the Staff’s comment.

Industry – U.S. Equities Market – Trading in Nasdaq-Listed Securities – page 138

10.	In the first sentence of the first paragraph in this section, please replace “exchanges” with “markets” or “market centers,” to reflect the current status of The Nasdaq Stock Market.

Response: The disclosure on page 151 has been revised to reflect the Staff’s comment.

11.	Please consider expanding the second paragraph to provide additional detail regarding the development of trading in Nasdaq securities and competitive pressures in the marketplace. With respect to the first sentence of the third paragraph of this section, please note that the Order Handling Rules were adopted by the Commission in 1996, not 1997.

Response: The disclosure on pages 151 and 152 has been revised to reflect the Staff’s comment.

Industry – U.S. Equities Market – Market Data Services – page 139

12.	In the second sentence of the third full paragraph of this section, please replace “[t]he market data rule” with “Regulation NMS.”

Response: The disclosure on page 153 has been revised to reflect the Staff’s comment.

Industry – U.S. Options Markets – page 140

13.	Please revise the second sentence of the fourth full paragraph to reflect the fact that the requirement to avoid trade-throughs is not an SEC rule, but a requirement under a national market system plan and SRO rules.

Response: The disclosure on page 153 has been revised to reflect the Staff’s comment.

Todd K. Schiffman, Esq.

September 14, 2005

14.	In the fourth paragraph of this section, please consider expanding the discussion to indicate that the Pacific Exchange’s proposal to begin quoting and trading options in penny increments is likely to be controversial and may not be approved in the near future.

Response: The disclosure on page 153 has been revised to reflect the Staff’s comment.

Industry – U.S. Fixed Income Markets – page 141

15.	In the first sentence of the second paragraph, please delete the words “of those.”

Response: In response to the Staff’s comment, we have deleted the words “of those” that had previously appeared on page 154.

Information About the NYSE – Competitive Strengths – pages 143-144

16.	In the bullet “Best Quoted Prices,” please revise the sentence to provide a time frame with respect to the statement that the NYSE has the best NBBO more than 88% of the time.

Response: The disclosure on page 156 has been revised to reflect the Staff’s comment.

17.	In the first sub-bullet under the bullet “Deep Liquidity,” please clarify whether the reference to “81% of the trading in NYSE-listed stocks” is to share volume or some other measure.

Response: In response to the Staff’s comment, disclosure on page 156 has been added to clarify that the reference to “81% of the trading in NYSE-listed stocks” is based on share volume.

18.	In the bullet “Greater Speed / Certainty,” please support the claim in the second half of the second sentence that the NYSE has an average execution speed among the fastest of all market centers.

Response: In response to the Staff’s comment, we have deleted the language that had previously appeared on page 157 that had stated that the NYSE’s average execution seed is the fastest among all market centers.

Information About the NYSE – Listings Business – Competition – page 147

19.	In the second paragraph regarding transfer listings, please consider adding a statement addressing the pending transfer of various iShares Funds to NYSE from the American Stock Exchange, subject to SEC approval.

Todd K. Schiffman, Esq.

September 14, 2005

Response: Disclosure has been added on page 160 in response to the Staff’s comment.

Information About the NYSE – Order Execution Business – Products Traded – page 147-148

20.	Under “Equity Securities,” please clarify the statement in the third sentence to indicate whether the reference is to share volume.

Response: In response to the Staff’s comment, disclosure has been added on page 161 to clarify that from January 1, 2005 to June 30, 2005, the NYSE executed 78.0% of the share volume in NYSE-listed securities.

Information About the NYSE – Market Data Business – Consolidated Data Services – page 149

21.	Please clarify the first sentence of the second full paragraph to indicate that, under the terms of the CTA Plan, participating markets allocate revenues based on the number of trades, not share volume. Please indicate that this allocation methodology has been amended by Regulation NMS, and that the compliance date for the new allocation formula is September 1, 2006.

Response: The disclosure on page 162 has been revised to reflect the Staff’s comment.

Information About the NYSE – Current Status/Recent Developments – page 155

22.	Please update the first paragraph to indicate that the referenced amendments to the NYSE Hybrid Market proposal have been published for public comment.

Response: The disclosure on page 168 has been revised to reflect the Staff’s comment.

NYSE Management’s Discussion and Analysis of Financial Condition and Results of Operation – Sources of Revenues – Activity Assessment Fees – page 177

23.	In the second full paragraph of this section, please revise the clause “which affected how the NYSE receives the assessment from its members” to read as follows: “which caused the NYSE to revise how it collects the assessment from its members.” Also, in the first sentence of that same paragraph and in the first sentence of the next paragraph, we note that the Commission adopted one rule, Rule 31 under the Exchange Act, rather than more than one rule.

Response: The disclosure on page 191 has been revised to reflect the Staff’s comment.

24.	In the first sentence of the third full paragraph in this section, please change the reference to “Activity Remittance” to “the Section 31 fee” to more accurately reflect

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September 14, 2005

what the NYSE is required to pay to the Commission under the new rule. Please make the same change in the third sentence of this paragraph.

Response: The disclosure on page 191 has been revised to reflect the Staff’s comment.

25.	In the fourth full paragraph of this section, you note that the transition from complying with the old rules to the new rules caused the NYSE to accumulate an excess of anticipated remittance, like certain other industry participants (emphasis added). Please clarify whether there is one or more other industry participants; it is our understanding that there is only one other participant for which the new rule caused the same effect.

Response: In response to the staff’s comments, in order to clarify, we have revised the disclosure on pages 191 and F-10.

Information About Archipelago – Archipelago’s Operations – Trading Platforms and Services – page 209

26.	In the context of a proposed rule change filed by the Pacific Exchange relating to the proposed acquisition by Archipelago of the Pacific Exchange, Archipelago and Commission staff have had discussions regarding the continued operation of the services of several of Archipelago’s wholly-owned subsidiaries, including the routing services through NYSE’s DOT and the “in-bound” routing functions of Wave Securities LLC and Archipelago Trading Services, Inc., after the transaction. Please revise the disclosure in the subsection “Additional Transaction-Related Services” as appropriate to reflect these discussions and any potential impact on the NYSE Group. For instance, we note that the proposed rule change contains a statement that Archipelago will divest its ownership of Wave Securities LLC by the end of 2005.

Response: The disclosure has been revised on pages 229 and 230 to address the Staff’s comment with respect to Wave Securities, L.L.C. Archipelago is currently consulting with the Division of Market Regulation regarding the treatment of DTC and Archipelago Trading Services after the completion of Archipelago’s planned acquisition of PCX Holdings, and updated disclosure will be provided as appropriate as such discussion continue.

Information About NYSE Group – Strategy – page 213-214

27.	In the first paragraph of the subsection “Revenue Growth and Diversification,” please clarify the first sentence.

Response: In response to the Staff’s comment, the disclosure on page 233 has been clarified by deleting the word “solidify” in the referenced sentence.

Todd K. Schiffman, Esq.

September 14, 2005

28.	With respect to the discussion in the first bullet “Strengthen Core Market in Cash Equity Trading,” please supplementally provide additional detail regarding how you intend to link the NYSE and ArcaEx trading platforms.

Response: Although, as of the date of this letter, the parties are engaged in continuing and high-level integration planning regarding the merger, such planning is preliminary, on-going and somewhat limited due to, among other factors, restrictions under the HSR Act on interactions between competitors. In particular, Archipelago and the NYSE have not engaged in specific or meaningful joint discussions as to whether or how Archipelago and the NYSE will link their trading platforms. Disclosure has been added on page 234 to reflect this.

29.	In the bullet “Expansion in Other Product Areas,” you state the intent to pursue side-by-side trading in cash and derivatives. Please amend this section to indicate that historically the Commission has had policy concerns with allowing side-by-side trading, and that initiation of side-by-side trading would require SEC approval and that there can be no guarantee of approval. Also, please provide supplementally additional detail with respect to how you intend to structure such trading.

Response: In response to the Staff’s comment, the disclosure on page 234 has been revised to indicate that the development of side-by-side trading would require SEC approval, and that the SEC has previously expressed policy concerns with allowing such trading.

Although, as of the date of this letter, the parties are engaged in continuing and high-level integration planning regarding the merger, such planning is preliminary, on-going and somewhat limited due to, among other factors, restrictions under the HSR Act on interactions between competitors. In particular, Archipelago and the NYSE have not engaged in specific or meaningful joint discussions as to how the NYSE Group would structure such side-by-side trading. Archipelago and the NYSE intend to work with the Staff to develop an appropriate structure, if possible.

Regulation – SEC Oversight – page 221

30.	To clarify that ArcaEx is subject to the recordkeeping requirements of Section 17 of the Exchange Act because it is a facility of an exchange, in the first full paragraph on this page, after “through its certificate of incorporation” please add the following: “, and because ArcaEx is a facility of the Pacific Exchange”.

Response: The disclosure on page 242 has been revised to address the Staff’s comment.

Todd K. Schiffman, Esq.

September 14, 2005

Regulation – Recent Regulatory Developments – Regulation NMS – page 223

31.	Please revise the second paragraph to indicate that the compliance date for the Sub-Penny Pricing Rule has been extended to January 31, 2006.

Response: The disclosure on page 244 has been revised to address the Staff’s comment.

NYSE Regulation – Structure, Organization and Governance of NYSE Regulation – After the Mergers – page 226

32.	Please explain supplementally how the regulatory responsibilities of NYSE Regulation would incorporate the regulatory responsibilities of the Pacific Exchange, and the intended relationship between NYSE Regulation and the Pacific Exchange and its regulatory subsidiary, PCX Equities.

Response: Disclosure has been added on page 248 to indicate that NYSE Regulation plans to incorporate the regulatory responsibilities of the Pacific Exchange and PCX Equities through a delegation agreement and services agreement. In the delegation agreement, Pacific Exchange and PCX Equities will delegate its regulatory responsibilities to NYSE Regulation, and, in exchange for providing regulatory services on behalf of Pacific Exchange and PCX Equities, NYSE Regulation will receive, pursuant to the terms of a services agreement, compensation and adequate funding to ensure that it can carry out its regulatory responsibilities. The precise terms of the delegation agreement and the services agreement have not yet been finalized.

NYSE Group, Inc. – Notes to Unaudited Pro Forma Condensed Combined Financial Statements – page 235

33.	In note (a) on this page, please revise the second sentence to indicate that Archipelago is eligible to earn market data and listing fees and benefit from clearing cost savings as a result of its status as a facility of the Pacific Exchange, a national securities exchange, as well as its contractual agreement with the Pacific Exchange, rather than as a result of obtaining “exchange status” through the Pacific Exchange.

Response: The disclosure on page 256 has been revised to address the Staff’s comment.

Description of NYSE Group Capital Stock – Ownership and Voting Limits on NYSE Group Capital Stock – page 236-237

34.

In the paragraph at the bottom of page 236, you include the definition of “related person” will be included in the NYSE Group’s certificate of incorporate. We note that, pending full review of proposed rule changes to be filed with the Commission with respect to the proposed transaction, we likely will have comments on, and changes to, this definition (as well as other aspects of the ownership and voting

Todd K. Schiffman, Esq.

September 14, 2005

limitations) from a regulatory standpoint that may necessitate a change to this disclosure.

Response: The Staff’s comment is duly noted, and NYSE Group intends to respond to any additional comments of the Staff as soon as practicable.

35.	In the first sentence of the first full paragraph on page 237, you state that the NYSE Group may waive applicable ownership and voting limits subject to certain determinations by the NYSE Group board of directors, and that such waivers must be filed with the SEC. Please amend this sentence to make clear that any such waiver would not be effective unless and until it received SEC approval.

Response: The disclosure on page 259 has been revised to address the Staff’s comment.

Comparison of Rights Prior To And After The Mergers – Amendments to Bylaws/Constitution – page 251

36.	Under this section, you identify two different standards for SEC review and approval of amendments to Archipelago’s bylaws. Please amend this section as appropriate to reflect the actual requirement in Archipelago’s current bylaws.

Response: The disclosure on page 274 has been revised to reflect the Staff’s comment.

Todd K. Schiffman, Esq.

September 14, 2005

*                    *                      *

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1327 or my colleague David Lam at (212) 403-1394 with any questions regarding this matter.

Very truly yours,

David C. Karp

Enclosures

cc:	Isa Farhat, Esq.
Donald Walker, Esq.
Timothy Geishecker, Esq.
Securities and Exchange Commission

John A. Thain

Richard P. Bernard, Esq.

Kevin J.P. O’Hara, Esq.

        NYSE Group, Inc.

John Evangelakos, Esq.

Catherine M. Clarkin, Esq.

        Sullivan & Cromwell LLP

David K. Lam, Esq.

        Wachtell, Lipton, Rosen & Katz